UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For December 23, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1. Press release dated December 23, 2002 - Acquisition




            BUNZL ACQUIRES OUTSOURCING SERVICES BUSINESS IN IRELAND


Bunzl plc, the international distribution and outsourcing Group, today announces the acquisition of Thomas McLaughlin Ltd, a leading distributor of catering equipment in both Northern Ireland and the Republic.

McLaughlin's, which operates from three locations, had sales of GBP14.3 million in the year ended 31 March 2002. Net assets at completion are estimated to be GBP3.2 million.

Commenting on the acquisition Anthony Habgood, Chairman of Bunzl, said:

"McLaughlin's is a logical extension of our Outsourcing Services business in Ireland and complements Lockhart which we acquired earlier this year."


Enquiries:

Bunzl plc:                                            Finsbury:

Anthony Habgood, Chairman                             Roland Rudd
David Williams, Finance Director                      Morgan Bone
Tel: 020 7495 4950                                    Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC

Date: December 23, 2002                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman